September 29, 2014

VIA EDGAR AND E-MAIL
Mr. Stephen Krikorian, Accounting Branch Chief Mr. Ryan Rohn, Staff Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Qihoo 360 Technology Co. Ltd.

Form 20-F for the Fiscal Year ended December 31, 2013

Filed April 25, 2014

File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn,

This letter sets forth our responses to the comments contained in the letter dated September 5, 2014 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

B. Business Overview

Overview, page 31

1.	We note your disclosure in the risk factor on page 6 that you currently have a full suite of mobile products. In addition, we note in your earnings call held March 7, 2014, you state that by the end of 2013, search and mobile monetization accounted for over 30% of your total business. You further state in the earnings call that total smartphone users of 360 Mobile Safe, your flagship mobile security product, reached 467 million users. Based on these disclosures, it appears that mobile has become a significant component of your business. Please tell us your consideration of disclosing these and/or other metrics specific to mobile in future filings and provide us with draft disclosures. Refer to Section III.B of SEC Release No. 33-8350.

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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We respectfully advise the Staff that we have disclosed certain mobile user metrics and limited operational data in our previous quarterly results. Mobile user metrics that we disclose, including the aforementioned 467 million users of 360 Mobile Safe, are compiled from our internal data (which is relatively less commercially sensitive), as there is no reliable third-party data that accurately reflects our market position. As a result, we intend to continue to disclose this data on a quarterly basis and in our annual reports on Form 20-F in the future.

We further advise the Staff that we started to monetize our search engine and mobile app store (360 Mobile Assistant) in 2013. The initial monetization processes for these two products were mostly independent, which made it possible for us to accurately identify and track revenues from each service and enabled us to state that “by the end of 2013, search and mobile monetization accounted for over 30% of our total business”. However, as we further monetized our various service offerings, our customers have been and are increasingly demanding “total” advertising solutions that cover both PC and mobile and various forms of online advertising (search and non-search). As a result, we will offer these solutions as a total package rather than on an individual basis. As a result, it is becoming and will continue to become increasingly difficult for us to separate PC and mobile, or search and non-search, in terms of their revenue streams.

Although we made best efforts to identify and track revenue contributions from our search and mobile services in 2013, we may not be able to do so accurately for future periods for the aforementioned reasons. At the same time, we do not believe that delineating our businesses without concrete data support will provide accurate and meaningful disclosure to the investing public. As such, we may be unable to make substantial quantitative disclosure in our future filings regarding our search and mobile monetization.

Products and Services

Online Advertising, page 34

2.	We note from your table on page F-73, that online advertising represented 62% of your total revenue for the year ended December 31, 2013. Please expand your disclosures in this section to discuss more of your online advertising market. For example, clarify if advertising customers bid for ad space directly from you or through an ad exchange. Also, clarify who are your typical customers, i.e., advertising agencies or the brands that advertise on your websites. In your response, clarify if you provide any type of rebates to advertising agencies. Your disclosure on page 64 indicates that you have approximately 50,000 online advertising customers in 2013. We also note your risk factor on page 7 that indicates that you are dependent on a limited number of customers for a substantial portion of your online advertising revenues, in that 15.5% of your total revenues in 2013 were from your top five online advertising customers. Tell us and disclose how you define an online advertising customer.

We respectfully advise the Staff that substantially all of our online advertising customers bid for advertising space on our products and services directly with us or through third-party advertising agencies as of the end of 2013. An immaterial percentage of our revenues are derived from ad exchanges.

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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We respectfully submit that our typical online advertising customers are online and offline businesses that need Internet users and traffic to support their operations. The various forms of advertisement we display on our products and services direct users to those customers’ products and services regardless of whether these customers deal directly with us or through advertising agencies. As a result, we define online advertising customers as customers who: (i) ultimately receive Internet users and traffic from our advertising services to drive their businesses and (ii) pay us directly or indirectly for such users and traffic that they receive from us.

We advise the Staff that approximately 15.5% of our total revenues in 2013 was generated from our top five online advertising customers. Other than our top online advertising customer, none of our other customers generated more than 2.0% of our total revenue on an individual basis.

Advertising agencies help us identify, recruit, retain and serve our customers. In line with industry practice, we may pay rebates to the advertising agencies that we work with, typically as a percentage of the revenue generated by the customers recruited by such agencies. We respectfully submit that, in line with industry practice, we do not disclose our rebate rates paid to our advertising agencies, as such information is commercially sensitive and disclosure of such rates may be detrimental to our negotiating position with such agencies.

We advise the Staff that we will include the aforementioned information regarding how we define an online advertising customer, how customers bid for ad space and additional information on our customer concentration in our future filings.

Critical Accounting Policies

Revenue Recognition, page 55

3.	We note your risk factor disclosure on page 18 that you have an online lottery business. Please tell us how this business is recorded in your financial statements, i.e., which line item is revenue recorded and the amount or that it is not yet material, if true. In addition, tell us your consideration of disclosing your recognition of revenue related to this online lottery business in your revenue recognition policy.

We respectfully advise the Staff that our online lottery business is recorded under Internet value-added services. We further advise that because revenues from our online lottery business were not material (representing approximately 7% of total revenues in 2013), we did not separately disclose our revenue recognition policy with respect to our online lottery business in our annual report on Form 20-F or financial statements for 2013. Additionally, for our online lottery business, we generally charge commission as a percentage of the gross proceeds or collection amount. This revenue recognition policy is consistent with our other Internet value-added services, as described on page F-25 of our Form 20-F for 2013:

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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“Other internet value-added services

Other internet value-added services - The Group provides online lottery purchase services and serves as an agent for providing online distribution services and payment collection services on behalf of third-parties, such as collection payment for mobile charges, e-books and etc. The Group provides payment collection services mainly through third-party professional payment and settlement institutions. The Group generally charges commission as a percentage of the gross proceeds or collection amount, and the revenue is estimated by the Group based on its internal system, which is confirmed with the respective cooperators.”

Taxation

PRC, page 62

4.	We note your risk factor disclosure on page 17 regarding the potential for transfer pricing and other taxation adjustments imposed by PRC tax authorities that could increase tax liabilities. Please revise to describe the risks and uncertainties and potential impact on your results and financial condition. Please refer to Items 5.D of Form 20-F, codified FRC 501.02, Section III.B of SEC Release No. 33-6835 and Section III.A of SEC Release No. 33-8350 for further guidance.

In response to the Staff’s comment, we propose to revise the referenced risk factor disclosure in our future filings as follows, with the added disclosure underlined for ease of reference:

“Our contractual arrangements with our VIEs and their respective shareholders may be subject to scrutiny by the PRC tax authorities and we could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the VIEs are not arm’s length transactions. If this were to occur, the tax authorities could adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIEs, which could in turn increase their tax liabilities. The PRC tax authorities could also impose late payment fees and other penalties on our VIEs for under-paid taxes. In addition, any challenge by the PRC tax authorities may limit the ability of our VIEs to receive any preferential tax treatments and other financial incentives. Similar contractual arrangements have been used by many other overseas-listed China-based companies and, to our knowledge, none of these companies has been subject to any material penalties imposed by relevant PRC tax authorities. We have not received any penalties from relevant PRC tax authorities as a result of our contractual arrangements. However, we cannot assure you that penalties will not be imposed on us in the future and we are not able to assess with any degree of certainty the likelihood or remoteness of regulatory authorities implementing the relevant laws and regulations in a way that would materially and adversely affect our business and results of operations. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if our VIEs are found to be subject to late payment fees or other penalties.”

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 64

Revenues, page 64

5.	Please address the following items:

•	We note your online advertising revenue increased by 88.3%. Tell us whether the average cost per click for mobile advertising revenues differs significantly from that of desktops and tablets and whether there is a significant price differential among the platforms. In addition, describe any additional metrics that you use to manage and analyze advertising revenues generated from the desktop, tablets and mobile platforms.
•	Please tell us how you were able to increase your online advertising customers from 860 in 2012 to approximately 50,000 in 2013. In your response, explain your sales initiatives or marketing campaign to significantly increase your number of customers. Tell us about the administrative process to obtain signed contracts from each of these customers, including the number of additional employees hired to complete this process.
•	Tell us your consideration of including your discussion of the factors that impacted the growth in your Internet Value-added Services on page 53 in your discussion of results of operations on page 64.
•	Your revenues from online advertising increased by 88.3% and revenues from Internet value-added services increased by 144.6%. Please consider expanding your MD&A to discuss whether these historical percentages among each of the components of revenue are known trends that are reasonably likely to materially impact future earnings and financial position. In particular, please expand to discuss how these trends may affect your operating margins and your ability to generate operating income if you continue to achieve revenue growth.

The following sets out our responses to the Staff’s comments:

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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•	We note your online advertising revenue increased by 88.3%. Tell us whether the average cost per click for mobile advertising revenues differs significantly from that of desktops and tablets and whether there is a significant price differential among the platforms. In addition, describe any additional metrics that you use to manage and analyze advertising revenues generated from the desktop, tablets and mobile platforms.

We offer online advertising services by providing links to our advertising customers’ websites or online applications on our platform products (such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant). We charge fees to our customers on a cost over time period or cost for performance basis. Under both models, fees are directly or indirectly determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks, transactions and other actions originated from our platform products.

In particular, our mobile Internet business is still in a relatively early stage of development and our monetization of mobile Internet only commenced in 2013. As such, our mobile advertising revenue was only generated from our mobile app store (360 Mobile Assistant), which is normally on a cost per app downloaded or cost per app activated basis. These models are not comparable to the cost per click, cost per page view or cost per transaction model that are normally used in PC advertising. Therefore, we are currently unable to state whether the average cost per click for mobile advertising revenues differs significantly from the average cost per click for desktops and tablets, and whether there is a significant price differential among the mobile, desktop and tablet platforms. However, as the industry further develops and we further monetize our mobile Internet business, our pricing model may be subject to changes and we may be, in the future, able to find metrics that can be used to manage and analyze advertising revenues generated from different platforms.

•	Please tell us how you were able to increase your online advertising customers from 860 in 2012 to approximately 50,000 in 2013. In your response, explain your sales initiatives or marketing campaign to significantly increase your number of customers. Tell us about the administrative process to obtain signed contracts from each of these customers, including the number of additional employees hired to complete this process.

Prior to 2013, our online advertising revenue was primarily generated from our 360 Personal Startup Page and its sub-pages. These pages had set sizes and boundaries which limited the number of advertising links that they could display at any given time, which in turn limited the number of advertising customers that we can host on these pages. Therefore, there was only relatively modest growth in our total number of online advertising customers prior to 2013.

In January 2013, we started to monetize our search engine. Users of search services can technically search for an unlimited number of keywords, and similarly, online advertising customers of search services can technically bid for an unlimited number of keywords to display their advertisements. As a result, there is no limit to the number of advertising links that we can put in our search services and as a result, the number of advertising customers we can take through our search services.

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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Since the beginning of 2013, we have gradually expanded our internal sales team and worked with advertising agencies to reach out to and recruit potential search advertising customers. Combined with the reasons set forth above, there was a substantial increase in our number of advertising customers from 2012 to 2013.

We reach and serve our customers through our direct sales force as well as a network of advertising agencies. As most of our advertising customers are medium and small-sized enterprises (“SMEs”), we use these agencies to help us identify potential SME customers, collect payments and assist SMEs in setting up accounts with us and using our online advertising services. All of our advertising customers, including those identified by advertising agencies, are managed electronically through our customer relationship management (CRM) system. As most of our advertising customers are served by advertising agencies, we were able to handle the substantial increase in our advertising customers by hiring more than 30 additional employees in our sales and financial support teams in 2013, including doubling our sales team supporting advertising agencies for SME customers.

•	Tell us your consideration of including your discussion of the factors that impacted the growth in your Internet Value-added Services on page 53 in your discussion of results of operations on page 64.

We propose to add in future filings more specific descriptions of the drivers for Internet value-added services set out on page 53 to our year-to-year comparison of revenues from Internet value-added services as follows: “Revenues from Internet value-added services increased by ZZZ%, from $XXX.X million in 2013 to $YYY.Y million in 2014. This increase was primarily due to an increase of paying gaming accounts from AAA,AAA to B,BBB,BBB on our game platforms and the increase of total available games from CCC to D,DDD.”

•	Your revenues from online advertising increased by 88.3% and revenues from Internet value-added services increased by 144.6%. Please consider expanding your MD&A to discuss whether these historical percentages among each of the components of revenue are known trends that are reasonably likely to materially impact future earnings and financial position. In particular, please expand to discuss how these trends may affect your operating margins and your ability to generate operating income if you continue to achieve revenue growth.

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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We propose to include in future filings additional disclosure regarding the effect of the change in our revenue mix on our operating margins. For example, a change in our revenue mix will affect our operating margins, as online advertising has higher operating margins than Internet value-added services, an increase in online advertising revenues as a percentage of our total revenues would increase our overall operating margin, whereas an increase in Internet value-added services revenues as a percentage of our total revenues would decrease our overall operating margin. Historically, online advertising has contributed to a higher percentage of our total revenues compared to Internet value-added services.

Cost of Revenues, page 64

6.	We note that you identify several factors that impacted the increase in cost of revenues. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors. In addition, we note your total cost of revenues increased from 10.0% of total revenue in 2012 to 13.1% of total revenue in 2013. Tell us your consideration of discussing this increase in cost of revenue as a percentage of total revenue.

We propose to revise the referenced disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations – Cost of Revenues” in future filings to:

“Our cost of revenues increased by 167.8% from $32.8 million in 2012 to $87.8 million in 2013, primarily due to (i) an increase of $29.0 million in business tax, value-added tax and related surcharges in line with revenue growth, (ii) an increase of $10.5 million in payment collection costs for Internet services and revenue sharing to third-party partners in line with revenue growth, and (iii) an increase of $15.4 million in bandwidth costs, depreciation of equipment and staff salaries and benefits related to the ramp-up in our search monetization.”

We respectfully advise the Staff that our cost of revenues as a percentage of our total revenues increased from 10.0% in 2012 to 13.1% in 2013 primarily due to the increase in bandwidth costs, depreciation of equipment and staff salaries and benefits as a result of the ramp-up in our search monetization. Changes in revenue mix did not have a material effect on the increase of our cost of revenues as a percentage of our total revenues.

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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B. Liquidity and Capital Resources, page 66

7.	We note your disclosure regarding the required contributions to fund an employee welfare fund for your PRC employees. Please expand to describe the contributions and disclose whether you expect such contributions to increase in the future, such as due to expanded workforce and/or increased wages. Please refer to Items 5.B and D of Form 20-F, codified FRC 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

We propose to add the following disclosure in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” in our future filings:

“We expect to continue to accrue for staff welfare benefits, including pension benefits, medical care, unemployment insurance, employee housing fund, maternity insurance and work-related injury insurance, based on certain percentages of the employees’ respective salaries and to make cash contributions to state-sponsored plans out of the amounts accrued. The amount of such cash contributions may increase due to our expanding workforce as we grow our business or increase salary levels. However, we do not expect that such increase will have a material effect on our liquidity.”

Operating Activities, page 67

8.	We note that your discussion of cash flows from operating activities identifies the amount of cash paid for cost of revenues and operating expenses. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

We respectfully advise the Staff that our primary source of cash provided by operating cash flows is Internet services revenue, including revenues from online advertising and revenues from Internet value-added services. Our primary uses of cash from operating activities include payments for personnel-related expenses, advertising costs, bandwidth, other general corporate expenditures and income taxes.

Cash provided by operating activities consist of net income adjusted for certain non-cash items, including share-based compensation expense, depreciation and amortization, as well as the effect of changes in working capital and other activities.

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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For 2013, net cash provided by operating activities of $210.2 million was primarily attributable to our net income of $97.8 million, adjusted by non-cash items of (i) share-based compensation expense of $121.1 million, which included a one-off $57.0 million share-based compensation charge in relation to share incentive grants to our two co-founders, (ii) depreciation and amortization of $42.6 million from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products,  (iii) impairment of long-term investments of  $5.0 million, (iv) loss on equity method investments of $2.7 million and (v) miscellaneous non-cash expenses of $3.5 million, partially offset by (i) a decrease in cash from working capital items of $46.7 million and (ii) disposal of long-term investments of $15.8 million.

For 2012, net cash provided by operating activities of $117.8 million was primarily attributable to our net income of $46.5 million, adjusted by non-cash items of (i) share-based compensation expense of $50.6 million, (ii) depreciation and amortization of $16.5 million, (iii) impairment of long-term investments of $2.3 million, (iv) loss on equity method investments of $4.8 million and (v) an increase in cash from working capital items of $4.3 million, partially offset by (i) gain on disposal of long-term investments of $4.8 million and (ii) miscellaneous expenses of $2.4 million.

For 2011, net cash provided by operating activities of $82.3 million was primarily attributable to our net income of $14.5 million, adjusted by non-cash items of (i) share-based compensation expense of $48.0 million, (ii) depreciation and amortization of $4.2 million, and (iii) an increase in cash from working capital items of $13.8 million, partially offset by miscellaneous non-cash expenses of $1.8 million.

We advise the Staff that we will include the aforementioned disclosure in our future filings.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

The VIE arrangements

Risks in relation to the VIE structure, page F-15

9.	We note your risk factor disclosure on page 16 that your ability to operate your Internet business may be hindered if any of your VIEs undergo a voluntary or involuntary liquidation proceeding. Please expand to describe this risk and uncertainty related to your VIE structure. Refer to ASC 810-10-50-2AA.

We respectfully advise the Staff that we propose to revise the referenced disclosure of the risks and uncertainties related to our VIE structure on page F-15 on Form 20-F in future filings as follows, with the added disclosure underlined for ease of reference:

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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“The Company believes that Qizhi Software's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the Group's business and operating licenses
•	require the Group to discontinue or restrict the Group's operations
•	restrict the Group's right to collect revenues,
•	block the Group's websites,
•	require the Group to restructure the Group's operations,
•	impose additional conditions or requirements with which the Group may not be able to comply
•	impose restrictions on the Group's business operations or on the Group's customers or take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

The Company's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In addition, if any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets and the Company’s ability to operate its business may be negatively affected. As a result of aforementioned risks and uncertainties, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders, and it may lose the ability to receive economic benefits from the VIEs.”

Note 18. Income Taxes, page F-49

10.	Your disclosure on page 61 indicates that the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations. As such, please tell us and disclose why your reconciliation table appears to show the effect of tax exempt status in the Cayman Islands increasing your income tax expense.

We respectfully advise the Staff that the income tax reconciliation starts from the PRC statutory income tax rate, i.e. 25%. Considering our Cayman Islands holding company was in tax exempt status, the tax benefit in relation to its net operating loss cannot be utilized in the future and in this regard, it was shown as an addition to income tax expenses in the reconciliation table.

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact me at +86 18601926800, or Fan Zhang, our General Counsel at +86 18910151329, or our U.S. counsel, Kirkland & Ellis, attention: David Zhang at +852 37613318 (office) or +852 91248324 (mobile). Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By: /s/ Alex Zuoli Xu

Name: Alex Zuoli Xu
Title: Co-Chief Financial Officer

cc:	Fan Zhang, General Counsel of Qihoo 360 Technology Co. Ltd.
David T. Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis
Steve Lin, Esq., Kirkland & Ellis
Jeffrey Fu, Deloitte Touche Tohmatsu Certified Public Accountants LLP

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Tel: +8610 5878 1000      Fax: +8610 5878 1001

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